Exhibit 99.2

List of rejected aircraft

Reg. No	MSN	Aircraft Mfr. & Model	Engine Mfr. & Model	ESN#1	ESN#2	Location of Airframe and Engines[1]	Lessee Entity	Lessor Counterparty; Sublessor Counterparty (if applicable)[2]	Lessor Address	Owner (if different than Lessor)	Security Trustee/ Security Agent	Is the Lessee the Operator? (Y/N). If not, list Operator.	Is there any sublease to a non- affiliated entity? (Y/N)
N803AV	1357	Airbus A330-343	Rolls-Royce plc Model RB211 Trent 772B-60	42122	42150	Airframe: MDE ESN #1: MDE ESN#2: MDE	Avianca (Sublessee)	APF 3 PROJEKT NR. 2 GMBH (Head Lessor) Wells Fargo Trust Company, National Association, as owner trustee (Sublessor)

APF 3 Projekt No. 2 GmbH Toelzer Str. 15

82031 Gruenwald

Germany

Attention: Managing Director Email: contracts@goal-leasing.de

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111 Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

										N/A	Norddeutsche Landesbank Girozentrale	Y; Avianca (Sublessee)	N

N804AV	1378	Airbus A330-343	Rolls-Royce plc Model RB211 Trent 772B-60	42149	42124	Airframe: MDE ESN #1: MDE ESN#2: MDE	Avianca (Sublessee)	APF 1 PROJEKT NR. 11 GMBH (Head Lessor) Wells Fargo Trust Company, National

APF 1 Projekt No. 11 GmbH

Toelzer Str. 15

82031 Gruenwald

Germany

Attention: Managing Director

Email: contracts@goal-leasing.de

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

										N/A	Norddeutsche Landesbank Girozentrale	Y; Avianca (Sublessee)	N

[1]

IATA Airport Codes: BAQ (Ernesto Cortissoz International Airport, Barranquilla, Colombia); BOG (El Dorado International Airport, Bogota, Colombia); CLO (Alfonso Bonilla Aragon International Airport, Cali, Colombia); MDE (Jose Maria Cordova International Airport, Medellin, Colombia); GE Celma (GE’s maintenance and repair facility, Petropolis, Brazil); GYE (José Joaquín de Olmedo International Airport, Guayaquil, Ecuador); GYR (Phoenix Goodyear Airport); and UIO (Mariscal Sucre International Airport, Quito, Ecuador).

[2]	Sublessor information to be included if the transaction structure has a head lease / sublease structure wherein the sublessee is the operating airline.

								Association, as owner trustee (Sublessor)	MAC: U1228-051 Salt Lake City, Utah, 84111 Attention: Corporate Trust Department Email: ctsleasegroup@wellsfargo.com
N805AV	6009	Airbus A321-231	International Aero Engines AG Model IAE-V2533-A5	V17136	V17137	Airframe: MDE ESN #1: MDE ESN#2: MDE	Avianca (Sublessee)	APF 4 PROJEKT NR. 7A GMBH (Head Lessor) Wells Fargo Trust Company, National Association., as owner trustee (Sublessor)

APF 4 Projekt No. 7 GmbH

Toelzer Str. 15

82031 Gruenwald

Germany

Attention: Managing Director

Email: contracts@goal-leasing.de

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

										N/A	Norddeutsche Landesbank Girozentrale	Y; Avianca (Sublessee)	N

N810AV	6294	Airbus A321-231	International Aero Engines AG Model IAE-V2533-A5	V17436	V17441	Airframe: BAQ ESN #1: BAQ ESN#2: BAQ	Avianca (Sublessee)	APF 4 PROJEKT NR. 7B GMBH (Head Lessor) Wells Fargo Trust Company, National Association, as owner trustee (Sublessor)

APF 4 Projekt No. 7 GmbH

Toelzer Str. 15

82031 Gruenwald

Germany

Attention: Managing Director

Email: contracts@goal-leasing.de

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

										N/A	Norddeutsche Landesbank Girozentrale	Y; Avianca (Sublessee)	N

N499TA	3510	Airbus A320-233	International Aero Engines AG Model IAE V2527E-A5	V12942	V12943	Airframe: GYR ESN#1: GYR ESN#2: GYR	TACA	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

AerCap Group Services, Inc.

100 NE Third Avenue, Suite 800 Fort Lauderdale, FL 33301 USA Attention: Legal Counsel

Fax: +1 954-760-7716

Telephone: +1 954-760-7777

AerCap Ireland Limited

AerCap House

Shannon, County Clare

Ireland

Attention: Legal Counsel

Fax: +353 61 723 850

Telephone: +353 61 723 600

									Credit Lyonnais	Y	N

N680TA	3538	Airbus A320-233	International Aero Engines AG Model IAE V2527E-A5	V12973	V12975	Airframe: MDE ESN #1: MDE ESN#2: MDE	TACA	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

AerCap Group Services, Inc.

100 NE Third Avenue, Suite 800 Fort Lauderdale, FL 33301 USA Attention: Legal Counsel

Fax: +1 954-760-7716

Telephone: +1 954-760-7777

AerCap Ireland Limited

AerCap House

Shannon, County Clare

Ireland

Attention: Legal Counsel

Fax: +353 61 723 850

Telephone: +353 61 723 600

										Credit Lyonnais	Y	N

HC-CKN	1882	Airbus A319-112	CFM International, Inc. Model CFM56-5B6/P	575516	575517	Airframe: MDE ESN#1: MDE ESN#2: MDE	Avianca Ecuador S.A.	WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED, as trustee

WILMINGTON TRUST SP SERVICES (DUBLIN) LIMITED

First Floor, 7 Exchange Place

IFSC

Dublin 1

Ireland

Attn: Lease Management

Fax: +353 1 612-5550

E-Mail: ilfc@wtc.com

AIRCRAFT 32A-1882 (IRELAND) TRUST C/O International Lease Finance Corporation 10250 Constellation Boulevard, Floor 34 Los Angeles, California 90067-6234

Attn: Legal Department

Fax: +1 310 788-1990

Telephone: + 310-1990

Email: legalnotices@ilfc.com

									N/A	N/A	Y	N

HC-CLF	2078	Airbus A319-112	CFM International, Inc. Model CFM56-5B6/P	575691	575293	Airframe: MDE ESN #1: MDE ESN#2: MDE	Avianca Ecuador S.A.	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor

MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

Zephyrus Capital Aviation Partners 1C Limited

c/o Zephyrus Aviation Capital Limited

Block A, George’s Quay Plaza

George’s Quay

Dublin 3, Ireland

Fax: +353 61 363682

Email: Operations@ZACap.Aero

Zephyrus Aviation Capital LLC

1560 Sawgrass Corporate Parkway

Suite 400 Sunrise, Florida 33323

Attention: President & CEO

Fax: +1 (954) 314-0551

Email: Operations@ZACap.Aero

									UMB Bank, N.A., as security trustee	Y	N

N536AV	5360	Airbus A320-214	CFM International, Inc. Model CFM56-5B4/3	645350	645352	Airframe: BOG ESN #1: GE CELMA ESN#2: BOG	Avianca	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051 Salt Lake City, Utah, 84111 Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

Tottori Word Cup Co., Ltd.

c/o ORIX Aviation Systems Limited

2nd Floor, Booterstown Hall Booterstown Avenue

County Dublin

Ireland

Fax: +353 1 670 0644

Email: legal@orix.ie

Attention: Company Secretary / Senior Director - Legal

ORIX Corporation

4-1, Hamamatsucho 2-chome Minato-ku

Tokyo

Fax: +81 3 5419 0612

Attention: Managing Director, Aviation and Investment

										N/A	ORIX Corporation	Y	N

N562AV	5622	Airbus A320-214	CFM International, Inc. Model CFM56-5B4/3	645635	645640	Airframe: MDE ESN #1: MDE ESN#2: MDE	Avianca	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111

Fax: +1 (801) 246 7142

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

ORIX Aviation Systems Limited

2nd Floor, Booterstown Hall Booterstown Avenue

County Dublin

										N/A	N/A	Y	N
									Ireland Fax: +353 1 670 0644 Email: legal@orix.ie Attention: Company Secretary / Senior Director - Legal

N784AV	37506	Boeing 787-8	Rolls-Royce plc Model Trent 1000-D	10292	10294	Airframe: BOG ESN #1: BOG ESN#2: BOG	Avianca	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111

Fax: +1 (801) 246 7142

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

ORIX Aviation Systems Limited

2nd Floor, Booterstown Hall Booterstown

Avenue County

Dublin Ireland

Fax: +353 I 670 0644

Email: legal@orix.ie

Attention: Company Secretary/Senior Director – Legal

									N/A	N/A	Y	N

N477AV	5477	Airbus A320-214	CFM International, Inc. Model CFM-56-5B4/3	645460	645461	Airframe: CLO ESN #1: CLO ESN#2: MED	Avianca	Wells Fargo Trust Company, National Association, as owner trustee

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111

Fax: +1 (801) 246 7142

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

Body Work Co., Ltd.

2-25-6 Shirokanedai

Minato-ku, Tokyo

Japan

Attention: Accounting Department

E-mail: m.nakamura@bodywork-holdings.co.jp

ORIX Aviation Systems Limited

2nd Floor, Booterstown Hall Booterstown

Avenue County

Dublin Ireland

Fax: +353 I 670 0644

Email: legal@orix.ie

Attention: Company Secretary/Senior Director – Legal

MUFG Bank, Ltd.

Ueno Commercial Banking Office

Commercial Banking Division(No.1)

Commercial Banking Department(No.2)

14-4, Higashiueno 1- chome, Taito-ku

Tokyo 110-0015

Japan

Facsimile +81-3-3832-3035

E-mail: hitoshi_2_miura@mufg.jp

gou_4_satou@mufg.jp

									N/A	MUFG Bank, Ltd., as mortgagee	Y	N

Attention: Manager relating to Body Work CO., Ltd. / one (1) Airbus A320-200 with MSN 5477

With a copy to:

MUFG Bank, Ltd.

Solution Products Division

Aviation, Shipping & Transportation Finance Department

Aviation Finance Team

JP Tower 2-7-2, Marunouchi, Chiyoda-ku

Tokyo 100-0005

Japan

Facsimile +81-3-3287-8205

E-mail: masayasu_tanimura@mufg.jp

shigeru_miyanaka@mufg.jp

hideyuki_yabe@mufg.jp

daishi_fujimaru@mufg.jp

Attention: Manager relating to Body Work CO., Ltd. /one (1) Airbus A320-200 with MSN 5477

HC-CJW	4487	Airbus A320-214	CFM International, Inc. model CFM-56-5B4/3	643203[3]	643205[4]	Airframe: UIO ESN #1: MDE ESN#2: GYE	Avianca (Lessee)	Wells Fargo Trust Company, National Association, as owner trustee (Lessor)

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111

Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

Celestial Aviation Trading 23 Limited

c/o GE Capital Aviation Services Limited

Aviation House

										N/A	N/A	N; Avianca Ecuador (Sublessee)	N
									Shannon, Co. Clare Ireland Attn: Contracts Leader Fax: +353 61 706867 E-mail: asanotices@gecas.com

[3]	Engine is installed on MSN 5632.
[4]	Engine is installed on MSN 3408.

HC-CTR	4599	Airbus A320-214	CFM International, Inc. model CFM-56-5B4/3	643352	643355[5]	Airframe: GYE ESN #1: MDE ESN#2: GE Celma	Avianca (Lessee)	Wells Fargo Trust Company, National Association, as owner trustee (Lessor)

Wells Fargo Trust Company, National Association

299 South Main Street, 5th Floor MAC: U1228-051

Salt Lake City, Utah, 84111 Attention: Corporate Trust Department

Email: ctsleasegroup@wellsfargo.com

With a copy to:

Celestial Aviation Trading 16 Limited

c/o GE Capital Aviation Services Limited

Aviation House

Shannon, Co. Clare

Ireland

Attn: Contracts Leader

Fax: +353 61 706867

E-mail: asanotices@gecas.com

									N/A	N/A	N; Avianca Ecuador (Sublessee)	N

[5]	Engine is located at GE Celma (yet not inducted into maintenance).